EXHIBIT 99.1

Caledonia Mining Corporation Plc: Issue of Long Term Incentive Awards

ST HELIER, Jersey, Jan. 12, 2021 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the “Company” or “Caledonia”) (NYSE American: CMCL; AIM: CMCL) announces that it has made new long term incentive plan awards under the Company’s 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”). Awards that have been made to “Persons Discharging Managerial Responsibility” within the meaning of the Market Abuse Regulation (EU) No. 596/2014 are as follows:

Name	Position	Grant values
Steve Curtis	Director and Chief Executive Officer	USD155,257.64
Mark Learmonth	Director and Chief Financial Officer	USD96,002.12
Dana Roets	Chief Operating Officer	USD97,917.94

The awards are in the form of Performance Units (“PUs”) as defined in the Plan. The vesting date for the PUs shall be the third anniversary of the date of the award, being January 11, 2024.

The number of PUs awarded is equal to the monetary value of the award divided by the “Fair Market Value” (as defined in the Plan) of the Company’s shares, being, in this case, the greater of (i) the closing price of Caledonia’s shares on the NYSE American on the trading day preceding the date of the award or (ii) the volume-weighted average closing price of Caledonia’s shares on the NYSE American for the five days preceding the date of the award, which resulted in a price of USD17.71.

The final number of PUs which vest on maturity of the awards will be adjusted to reflect the actual performance of the Company in terms of targeted gold production. If actual performance is less than 70% of target, no PUs will vest; if actual performance is greater than 70% of target, the number of vesting PUs will be adjusted pro rata on a linear basis, subject to a maximum of 200% of the initial target PUs. Each PU entitles the participant to receive the cash equivalent of the Fair Market Value of one Caledonia common share on the maturity of the award or alternatively to elect to receive some or all of the PUs in the form of securities in the Company.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793
WH Ireland Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014.